Exhibit 3.1.1

AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

AUSTINS STEAKS & SALOON, INC.

Austins Steaks & Saloon, Inc., a Delaware corporation, (“Corporation”) organized and existing under and by virtue of the General Corporation Laws of the State of Delaware (“DGCL”) does hereby certify:

FIRST, that the Board of Directors and Shareholders of the Corporation, in accordance with the provisions of the DGCL duly adopted a resolution setting forth the proposed amendment to its Certificate of Incorporation (“Amendment”) of the Corporation, declaring the Amendment to be desirable, advisable and in the best interest of the Corporation.

The Resolution setting forth the proposed Amendment is as follows:

RESOLVED, that the first paragraph of Article IV of the Certificate of Incorporation be amended and read as follows:

Effective June 30, 1999, the shares of common stock outstanding on that date shall be split 1 for 3.135 with the result that each 3.135 shares of outstanding common stock shall become one share of outstanding common stock.  The total capital of the corporation shall be $200,000 consisting of 20,000,000 shares of common stock having a par value of $01.01 per share.

RESOLVED, that the Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Austins Steaks & Saloon, Inc. has caused this Certificate of Amendment to be signed by Paul C. Schorr, III, its President, and attested by Trisha N. Gade-Jones, Secretary, this 22nd day of June, 1999.

AUSTINS STEAKS & SALOON, INC.

	By:	/s/ Paul C. Schorr III
Paul C. Schorr, III, President

ATTEST:

/s/ Trisha N. Gade-Jones
Trisha N. Gade-Jones, Secretary

STATE OF NEBRASKA	)
) ss.
COUNTY OF LANCASTER	)

SUBSCRIBED AND SWORN to before me this 22nd day of June, 1999.

/s/ Karolynn S. Mizell
Notary Public